UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

553769100

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 8 Pages

Exhibit Index: Page 7

CUSIP NO. 553769100	Page 2 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ANDOVER CAPITAL ADVISORS LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person With	5 Sole Voting Power 1,380,050
6 Shared Voting Power 0
7 Sole Dispositive Power 1,380,050
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,380,050
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented By Amount in Row (9) 5.01%
12	Type of Reporting Person (See Instructions) IA; PN

CUSIP NO. 553769100	Page 3 of 8 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DAVID GLANCY
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With	5 Sole Voting Power 1,380,050
6 Shared Voting Power 0
7 Sole Dispositive Power 1,380,050
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,380,050
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented By Amount in Row (9) 5.01%
12	Type of Reporting Person (See Instructions) IN; HC

CUSIP NO. 553769100	Page 4 of 8 Pages

Item 1	(a)	Name of Issuer:

MTR Gaming Group, Inc. (the “Issuer”).

Item 1	(b)	Address of the Issuer’s Principal Executive Offices:

State Route 2 South, P.O. Box 358 Chester, WV 26034

Item 2	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Andover Capital Advisors LP (“Andover Capital”); and

ii) David Glancy (“Mr. Glancy”).

This statement relates to Shares (as defined herein) held for the account of entities (the “Funds”) for which Andover Capital serves as discretionary investment manager. Mr. Glancy is the managing member of Andover Capital.

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 300 Brickstone Square, Suite 1004, Andover, MA 01810.

Item 2	(c)	Citizenship:

1) Andover Capital is a Delaware limited partnership; and 2) Mr. Glancy is a citizen of the United States.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Shares”).

Item 2	(e)	CUSIP Number:

553769100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	i)	Andover Capital is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

	ii)	Mr. Glancy is a control person of Andover Capital.

CUSIP NO. 553769100	Page 5 of 8 Pages

Item 4.	Ownership:

Item 4	(a) Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 1,380,050 Shares.

Item 4	(b) Percent of Class:

As of November 7, 2007, the number of Shares outstanding was 27,560,260 according to the Issuer’s Form 10-Q filed on November 9, 2007. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.01% of the total number of Shares outstanding.

Item 4	(c) Number of shares as to which such person has:

Andover Capital

(i) Sole power to vote or direct the vote

1,380,050

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,380,050

(iv) Shared power to dispose or to direct the disposition of

0

Mr. Glancy

(i) Sole power to vote or direct the vote

1,380,050

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,380,050

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The limited partners of the Funds have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the accounts of such Funds in accordance with their respective limited partnership interest (or investment percentages) in such Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 553769100	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008	ANDOVER CAPITAL ADVISORS LP

	Name:	/s/ David Glancy
	By:	David Glancy
	Title:	Managing Partner

Date: February 13, 2008	DAVID GLANCY

	By:	/s/ David Glancy

CUSIP NO. 553769100	Page 7 of 8 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of February 13, 2008, by and among the Reporting Persons	9

CUSIP NO. 553769100	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.00001 per share, of MTR Gaming Group, Inc. dated as of February 13, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2008	ANDOVER CAPITAL ADVISORS LP

	Name:	/s/ David Glancy
	By:	David Glancy
	Title:	Managing Partner

Date: February 14, 2008	DAVID GLANCY

	By:	/s/ David Glancy